EXHIBIT 99.1



News Release

BOARDWALK PIPELINE PARTNERS REPORTS SECOND QUARTER EARNINGS AND ANNOUNCES INCREASE IN QUARTERLY DISTRIBUTION TO $0.38 PER UNIT

OWENSBORO, Ky., July 31, 2006 -- Boardwalk Pipeline Partners, LP (NYSE:BWP) announced today its results for the quarter ended June 30, 2006, which included the following items:

− Income before income taxes of $32.1 million for the quarter and $101.9 million for the six months ended June 30, 2006, a 41% and 19% increase from $22.8 million and $85.6 million in the comparable 2005 periods.

− Operating revenues of $128.7 million for the quarter and $303.1 million for the six months ended June 30, 2006, a 9% and 13% increase from $118.3 million and $268.6 million in the comparable 2005 periods.

− Earnings before interest, taxes, depreciation and amortization (EBITDA) of $65.4 million for the quarter and $168.9 million for the six months ended June 30, 2006, a 20% and 14% increase from $54.6 million and $148.7 million in the comparable 2005 periods.

− The Partnership declared a quarterly distribution of $0.38 per unit, an increase of $0.02 per unit, or 6%, from the distribution paid in April 2006.

The financial information presented includes the results of operations of Boardwalk Pipeline Partners, LP and its subsidiaries and, for periods prior to the Partnership's initial public offering in November 2005, its predecessor, Boardwalk Pipelines LLC (now known as Boardwalk Pipelines, LP) and its subsidiaries. Subsequent to November 2005, with the exception of certain income-based state taxes, the Partnership no longer includes income taxes in its results of operations. As a result, for the quarter and six months ended June 30, 2006, the Partnership's net income approximates its income before income taxes.

The Partnership stated that operating results for the quarter and six months ended June 30, 2006, were driven primarily by the following:

• Higher demand for parking-and-lending and storage services due to favorable natural gas price spreads and high volatility in the forward price of natural gas.

• Strong west-to-east basis differentials from supply areas in East and South Texas to key markets and delivery interconnects in Louisiana, Mississippi, and Florida.

The Partnership invested $16.0 million for the quarter and $28.2 million for the six months ended June 30, 2006 in maintenance capital. Expansion capital invested was $14.7 million for the quarter and $21.9 million for the six months ended June 30, 2006.

Earnings Per Unit

Earnings per limited partner unit of the Partnership were $0.35 for common units and $0.22 for subordinated units for the second quarter of 2006. Earnings per limited partner unit for the six months ended June 30, 2006, were $0.95 for both common and subordinated units, which was reduced by an assumed allocation to the general partner's incentive distribution rights (IDRs) in accordance with generally accepted accounting principles applicable to companies having two classes of securities (EITF No. 03-6). Under EITF No. 03-6, earnings are allocated to participating securities in accordance with contractual participation rights assuming that all earnings for the period were distributed. The assumed allocation to the general partner's IDRs was a result of the Partnership's earnings exceeding the threshold in its partnership agreement for allocation of a portion of distributions to the IDRs. The Partnership did not make or declare any distribution to the general partner on account of its IDRs in the first or second quarters 2006.

The following schedule provides a reconciliation of limited partners' interest in net income as reported to net income allocable to common limited partner units in accordance with EITF No. 03-6 utilized in calculating earnings per common and subordinated limited partner unit.

	For the Quarter Ended June 30, 2006	For the Six Months Ended June 30, 2006
Limited partners' interest in net income	$ 31,262	$ 99,597
Less assumed allocation to incentive distribution rights	-	3,503
Net income available to limited partners	31,262	96,094
Less assumed allocation to subordinated units	7,372	31,378
Net income available to common units	$ 23,890	$ 64,716

Quarterly Distribution

The Partnership declared a quarterly distribution on its common, subordinated, and general partner units in the amount of $0.38 per unit, payable on August 18, 2006, to unit holders of record as of August 11, 2006.

Conference Call
The Partnership has scheduled a conference call for Monday, July 31, 2006, at 10:00 a.m. CDT, to review the second quarter results.

Dial-in
Dial-in: 800-510-9691
Passcode: 34835392

Webcast
The earnings call may be accessed via the Boardwalk website at www.boardwalkpipelines.com. Please go to the website at least 15 minutes before the broadcast to register and download and install any necessary audio software.

Replay
An audio replay will also be available on the Boardwalk website www.boardwalkpipelines.com immediately following the call until midnight September 30, 2006.
Replay Dial-in: 888-286-8010
Replay Passcode: 29748492

Non-GAAP Financial Measure - EBITDA

EBITDA is used as a supplemental financial measure by management and by external users of the Partnership's financial statements, such as investors, commercial banks, research analysts, and rating agencies, to assess the Partnership's operating and financial performance, ability to generate cash and return on invested capital, as compared to those of other companies in the natural gas transportation, gathering, and storage business. EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities, or any other measure of financial performance or liquidity presented in accordance with generally accepted accounting principles (GAAP). EBITDA is not necessarily comparable to a similarly titled measure of another company.

The following table presents a reconciliation of the Partnership's EBITDA to its net income, the most directly comparable GAAP financial measure, for each of the periods presented below.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2006	2005	2006	2005
Net Income	$ 31,900	$ 13,705	$ 101,630	$ 51,562
Add:				
Depreciation and amortization	18,7	17,86	37,	35,0
Interest expense	15,2	15,07	30,	29,7
Interest income	(	(5	(1,2	(
Interest income from affiliates		(5		(
Income taxes/charge-in-lieu of income taxes		9,0		34,07
EBITDA	$ 65,383	$ 54,584	$ 168,884	$ 148,730

About Boardwalk

Boardwalk Pipeline Partners, LP is a limited partnership engaged, through its subsidiaries, Texas Gas Transmission, LLC and Gulf South Pipeline Company, LP, in the interstate transportation and storage of natural gas. Boardwalk owns and operates interstate natural gas pipeline systems, comprised of an aggregate of approximately 13,470 miles of pipeline and underground storage fields having aggregate working gas capacity of approximately 143 Bcf.

Forward-Looking Statements

Statements contained in this press release which are not historical facts are "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements are inherently uncertain and subject to a variety of risks that could cause actual results to differ materially from those expected by management. A discussion of the important risk factors and other considerations that could materially impact these matters, as well as the Partnership's overall business and financial performance, can be found in the reports and other documents filed by the Partnership and its predecessor with the Securities and Exchange Commission. Given these risk factors, investors and analysts should not place undue reliance on forward-looking statements. Any such forward-looking statements speak only as of the date of this press release. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to its forward-looking statements to reflect any change in the Partnership's expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

BOARDWALK PIPELINE PARTNERS, LP
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands of dollars, except number of units and per unit amounts)
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2006	**2005**	**2006**	**2005**
Operating Revenues:				
Gas transportation	$ 105,390	$ 99,898	$ 256,402	$ 236,772
Parking and lending	9,414	6,687	22,931	13,076
Gas storage	7,196	5,240	16,814	10,232
Other	6,662	6,437	6,961	8,564
Total operating revenues	128,662	118,262	303,108	268,644
Operating Costs and Expenses:				
Operation and maintenance	36,833	36,343	75,160	67,628
Administrative and general	22,844	19,838	50,232	37,979
Depreciation and amortization	18,727	17,864	37,410	35,059
Taxes other than income taxes*	6,785	7,419	12,014	14,559
Net (gain) loss on disposal of operating assets	(2,391)	484	(2,205)	484
Total operating costs and expenses	82,798	81,948	172,611	155,709
Operating Income	45,864	36,314	130,497	112,935
Other (Income) Deductions:				
Interest expense	15,215	15,074	30,847	29,739
Interest income	(698)	(594)	(1,242)	(746)
Interest income from affiliates	(7)	(553)	(7)	(957)
Miscellaneous other income, net	(792)	(406)	(977)	(736)
Total other (income) deductions	13,718	13,521	28,621	27,300
Income before income taxes	32,146	22,793	101,876	85,635
Income taxes and charge-in-lieu of income taxes*	246	9,088	246	34,073
Net Income*	$ 31,900	$ 13,705	$ 101,630	$ 51,562

*Results of operations reflect a change in the tax status associated with Boardwalk Pipeline Partners coincident with its initial public offering and conversion to an MLP on November 15, 2005. Boardwalk Pipeline Partners recorded a charge-in-lieu of income taxes and certain state franchise taxes for the three and six month periods ended June 30, 2005, and each period thereafter through the date of the offering. A subsidiary of Boardwalk Pipeline Partners directly incurs some income-based state taxes following the date of the offering.

	For the Three Months Ended June 30, 2006	For the Six Months Ended June 30, 2006
Calculation of limited partners' interest in 2006 net income:		
Net income to partners	$ 31,900	$ 101,630
Less general partner's interest in net income	638	2,033
Limited partners' interest in net income	$ 31,262	$ 99,597
Basic and diluted net income per limited partner unit:		
Common units	$0.35	$0.95
Subordinated units	$0.22	$0.95
Cash distribution to common and subordinated unitholders and general partner unit equivalents	$0.36	$0.54
Weighted-average number of limited partner units outstanding:		
Common units	68,256,122	68,256,122
Subordinated units	33,093,878	33,093,878

Contact

Tonya Mann-Howard
Investor Relations
(270) 686-3620